

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Via E-mail
Mark Sadler
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

Re: **Tahoe Resources Inc.**
Form 40-F for Fiscal Year Ended December 31, 2014
Filed March 12, 2015
File No. 001-35531

Dear Mr. Sadler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1 Mineral Reserves, page 33

1. We note your reference to the Net Smelter Return (NSR) used to estimate your mineral reserves, but find the NSR value is not stated for your reserves. In future filings please clearly state the NSR value used to estimate your reserves, disclosing the reserve commodity prices, your operating costs, metallurgical recoveries, and the smelter schedules parameters used to determine your NSR value. In addition, please update your mineral reserve estimates for your operating mines to coincide with your Fiscal Year End.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director